P.E. 2/12/02

02014565

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 February 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 7th February 2002 sent to the London Stock Exchange, under its requirements to submit notification of a significant development affecting its business.

One Company Announcement notification dated 7th February 2002 sent to the London Stock Exchange, under its requirements to submit notification of interests of Directors and connected persons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 12 February 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

FEB 14 2002

mmO2 UNVEILS A NUMBER OF INDUSTRY-WIDE MOBILE PHONE CRIME PREVENTION INITIATIVES

Released: 7 February 2002

BT Cellnet, mmO2's UK business, today announced plans to introduce a number of industry-wide initiatives and new systems aimed at tackling mobile phone theft. These include:

- The introduction of a new computer system that will help block calls being made across its network from stolen handsets.
- Development of a system upgrade that will track early call attempts on its network from a stolen handset before blocking them. This will provide useful information that could lead to the perpetrators of the crime, and at least, give some insight into what happens to stolen phones.
- A joint initiative with Vodafone and retailers to share International Manufacturers Equipment Identification (IMEI) numbers - the handset serial number - across all UK mobile phone networks.
- An education programme aimed at schools offering advice on how to be aware of potential dangers in their surroundings when using the phone.
- Ongoing discussion with the Government and, regulatory and industry bodies to ensure that new technologies and devices have built-in security. For example, BT Cellnet and mmO2's other European businesses are developing software which renders a wireless personal data assistant (PDA) useless when stolen.
- Testing and evaluation of a property marking system for mobile devices.

Peter Erskine, Chief Executive Officer of mmO2, said: "Mobile phone crime must be seen to benefit no one. We are working closely with the Home Office around a number of crime and security initiatives, and we remain resolute in doing what we can to check crime wherever we can be effective."

Dave McGlade, Managing Director of BT Cellnet, added: "Today, no mobile operator has a foolproof solution and no-one should be lulled into any sense of false security that proprietary mobile equipment register systems are the complete answer – a broader outlook is required.

"There are a number of incompatible registration systems in operation today, which cannot trace stolen phones not re-used on an operator's network. Analysis of three sets of industry data show that these could account for up to 80 per cent of all stolen phones. We are therefore keen to work with other key industry players, the Government, the public, police and judiciary to solve this serious and complex matter."

BT Cellnet and Vodafone, in partnership with the mobile Industry Crime Action Forum (MICAF), will be inviting other UK mobile operators, mobile device manufacturers and retailers to create an industry-wide security system. As part of the plan, they intend to jointly develop a shared, future-proof and secure registration solution that addresses all UK handsets in use today and, in the future, third generation (3G) mobile devices.

A unified registration system would, among other things, prevent phone thieves from simply swapping the SIM card in the phone for use on another network. The question of how to tackle the problem of duplicate IMEI's on older phones will also be addressed.

Home Office Minister John Denham, said: "I am delighted that mm02 and Vodafone have agreed to take a big step forward in protecting their customers by announcing that they will stop stolen handsets being able to be used on their networks, extending to all networks in due course. This will make their phones less attractive for criminals to steal since they will be much more difficult to re-use. I commend them for the action that they have indicated they will take.

mmO2
mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 also expects to apply for a 3G licence in Ireland, where the licence competition was launched on 18 December 2001.

mmO2 has approximately 17.25 million customers and over 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data represented 12.8% of total service revenues in the quarter ending December 31, 2001.

mmO2 Contacts:

mmO2 Corporate Communications

t: +44 (0)20 8606 1402

Simon Gordon

PR Manager
mmO2 plc

simon.gordon@o2.com

t: +44 (0) 20 8606 1335

m: +44 (0)771 007 0698

BT Cellnet Press Office

t: +44 (0) 1753 565656

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
mmO2 plc

2) Name of director
Paul Myners

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
In respect of 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Paul Myners

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition

7) Number of shares/amount of stock acquired
198,960

8) Percentage of issued class
De minimis

9) Number of shares/amount of stock disposed
N/A

10) Percentage of issued class
N/A

11) Class of security
Ordinary shares of 0.01p each

12) Price per share
£0.70

13) Date of transaction
12 February 2002

14) Date company informed
12 February 2002

15) Total holding following this notification
200,000

16) Total percentage holding of issued class following this notification
De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Simon Gordon, 020 8606 1335

25) Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of Notification.12 February 2002...............................